FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of        September                                       2005
                        ----------------------------------------     ----------
Commission File Number  000-23464
                        ----------------------------------------     ----------


                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                  Form 40-F   X
                      ----------                 ----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                        No    X
                 -----------                -----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                 DOCUMENT INDEX

Document
--------

    1. News Release dated September 6, 2005 ("EVERSHEDS LLP MAKES THE MOVE TO HUMMINGBIRD ENTERPRISE(TM) TO SUPPORT EVOLVING NEEDS OF PROGRESSIVE LAW FIRM")

    2. News Release dated September 8, 2005 ("HUMMINGBIRD LAUNCHES EXECUTIVE BREAKFAST SEMINAR SERIES: MANAGING THE ENTIRE LIFECYCLE OF YOUR CONTRACTS")

    3. News Release dated September 12, 2005 ("HUMMINGBIRD TO SHOWCASE INNOVATIVE COMPLIANCE AND RECORDS MANAGEMENT SOLUTIONS AT ARMA 2005")

    4. News Release dated September 14, 1005 ("UNITED STATES MISSILE DEFENSE AGENCY DEPLOYS HUMMINGBIRD ENTERPRISE(TM) FOR ITS ELECTRONIC DOCUMENT AND RECORDS MANAGEMENT SYSTEM")

    5. News Release dated September 19, 2005 ("HUMMINGBIRD ENTERPRISE(TM) SETS THE STANDARD FOR COMPLIANCE AND RECORDS MANAGEMENT FUNCTIONALITY")

    6. News Release dated September 20, 2005 ("SEDGWICK, DETERT, MORAN & ARNOLD LLP BUILDING PROACTIVE COMPLIANCE FRAMEWORK WITH HUMMINGBIRD'S LEGALKEY(R) PRACTICE SUPPORT SOLUTIONS")

    7. News Release dated September 21, 2005 ("SAN LUIS OBISPO COUNTY SELECTS HUMMINGBIRD ENTERPRISE(TM) FOR ITS INTEGRATED DOCUMENT AND RECORDS MANAGEMENT SYSTEM")

                                                                     Document 1

[HUMMINGBIRD GRAPHIC OMITTED]


         Eversheds LLP Makes the Move to Hummingbird Enterprise(TM) to
                 Support Evolving Needs of Progressive Law Firm

            UK's largest law firm to deploy integrated document and
           e-mail management functionality to over 4,000 users across the global organization following successful pilot

Toronto - September 6, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Eversheds LLP, the largest law firm in the UK, is rolling out Hummingbird Enterprise(TM) to over 4,000 users across offices in Europe and the UK following a successful pilot. Eversheds will migrate from the client/server DOCS Open(R) environment to the multi-tiered architecture of Hummingbird Enterprise as part of a global firm-wide initiative to upgrade the entire IT infrastructure and to help it meet information management and compliance requirements.

Through its global network of international associate offices, Eversheds is one of the largest law firms in the world. It has consistently been at the forefront of change in the legal profession and is widely regarded as one of the most progressive, forward thinking practices in the industry. It has a service excellence culture that puts clients at the heart of its business and strives to advise its clients by adapting to their needs and practices.

The firm requires a common solution for managing documents, as well as e-mail, from a single, centralized repository, to improve business continuity, reduce IT costs, increase accountability, and improve end user and client satisfaction.

"Hummingbird has demonstrated excellent support throughout this project, with a stable, proven, scaleable product," said Peter Owen, IT Director at Eversheds. "The Company operates a large, financially sound business, that doesn't focus entirely on one vertical, minimizing any risk associated with such a large investment.

"Hummingbird Enterprise provides Eversheds with an integrated document management and e-mail management solution that enables our fee-earners to store everything that is of legal value, and that we have to or want to keep for legislative purposes, within the DM system," continued Owen. "We can now apply archiving rules to both our document management and e-mail management systems, thus ensuring regulatory and legislative compliance."

Hummingbird Enterprise offers the firm multiple user interfaces to interact with the document management system, providing Windows Explorer, Microsoft Outlook and Web browser based interfaces, allowing fee-earners to securely access business content from any location. "Giving our fee-earners the flexibility to access a matter file from wherever they are without noticing any difference in speed or performance fulfils our philosophy to advise clients in the way that works best for them," added Owen.

The drag and drop functionality was a key deciding factor for the firm. Hummingbird Enterprise enables fee-earners to easily move documents from the desktop into the appropriate matter folders and take an attachment from an e-mail message and drag it right into the DM system as a fully text searchable document.

In addition, Eversheds wanted to reduce the high costs associated with the management and backup of multiple document stores. "We will be able to centralize our document stores and as a result of the caching system, we will reduce the number of core document stores from being housed in ten or more computer rooms down to one or two data centres," said Owen.

"We are delighted to see Eversheds make the move to Hummingbird Enterprise," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "Leveraging Hummingbird Enterprise as the foundation, Eversheds will be able to expand on its firm-wide philosophy of outstanding service to its clients, while providing cost predictability, increased accountability and corporate governance."

About Eversheds LLP
Eversheds LLP and its worldwide associate offices have over 2,000 legal and business advisers providing services to the private and public sector business and finance community. Access to all these services is provided through our network of international offices. Eversheds combines local market knowledge and access with the specialisms, resources and international capability of one of the world's largest law firms. For more information, please visit: www.eversheds.com

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Hummingbird's solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com


Hummingbird UK Contacts:
Andy Eden                               Sally Bellwood
UK Business Manager                     Marketing Manager
Hummingbird Legal Solutions Ltd.        Hummingbird Legal Solutions Ltd
Tel: 07919 333 396                      Tel: 07919 333 482
andy.eden@hummingbird.com               sally.bellwood@hummingbird.com

                                                                     Document 2

[HUMMINGBIRD GRAPHIC OMITTED]

            Hummingbird Launches Executive Breakfast Seminar Series:
                Managing the Entire Lifecycle of Your Contracts

Seminar offers insights into how organizations can proactively manage contracts and effectively address legal and regulatory compliance issues surrounding contract lifecycle management

Toronto - September 8, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that it will host a series of complimentary executive breakfast seminars, entitled: "Managing the Entire Lifecycle of Your Contracts," to be held in various cities throughout the United States, beginning September 13th, 2005.

With the current stringent regulatory and compliancy requirements, contract management is an area that is rapidly gaining importance in today's business climate. Contract management software solutions allow organizations to be proactive in the management of contracts and enable a deeper and more contextualized understanding of the risks, obligations and benefits associated with each contract across the entire lifecycle - from creation to negotiation through ongoing maintenance.

Attendees at the seminars will learn about the importance of building a sustainable ECM framework for managing enterprise content within its entire lifecycle, enabling organizations to effectively address legal and regulatory compliance issues. Attendees will view a demonstration of Hummingbird Enterprise(TM) for Contract Management and learn how the integrated solution can help organizations build compliance into their daily operations.

Hummingbird Enterprise for Contract Management provides organizations with the ability to:
o    Streamline the contract creation and approval process
o    Improve financial and contractual performance from suppliers and customers
o Maximize revenue performance by managing compliance and ultimately decreasing operational staffing costs

The complimentary executive breakfast seminar series will run throughout September at the following scheduled cities:

o    Denver, Colorado - September 13th
o    Cincinnati, Ohio - September 20th
o    Milwaukee, Wisconsin - September 21st
o    San Francisco, California - September 27th
o    Indianapolis, Indiana - September 28th

For more information or to register for a seminar, please visit:
www.hummingbird.com/cmebs

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 3

[HUMMINGBIRD GRAPHIC OMITTED]

      Hummingbird to Showcase Innovative Compliance and Records Management
                            Solutions at ARMA 2005

     Hummingbird Enterprise(TM) empowers organizations to mitigate risk by providing a policy-driven compliance platform for the management of physical and electronic knowledge assets

Toronto - September 12, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that it will present the latest version of Hummingbird Enterprise(TM) content and records management solutions at ARMA 2005. ARMA International's 50th Annual Conference is being held in Chicago, Illinois from September 18 - 21 at the Navy Pier. Hummingbird will demonstrate its industry leading solutions at booth #1415.

Increased regulatory and compliancy requirements surrounding the management of business information today places heightened demands on organizations to implement a rigorous policy- driven framework for content integrity, traceability and auditability.

Hummingbird provides customers with a secure, feature rich, standards-compliant records management solution as an integrated component of the Hummingbird Enterprise content management suite. The Hummingbird information lifecycle management framework enables users to apply business-driven rules for record retention and disposition, and provides analytical tools that empower compliance managers to proactively isolate gaps in compliance processes.

Visitors to the booth will be able to see demonstrations of Hummingbird Enterprise and learn Hummingbird's unique policy-driven approach to records management encompassing all business content. Hummingbird will also demonstrate Hummingbird Enterprise(TM) for Contract Management and Hummingbird's Proactive Compliance(TM) framework for law firms, including LegalKEY(R) Practice Support Solutions, which enable law firms to implement proactive compliance practices based on their policies.

ARMA/AIIM ERM Pre-Conference

Friday, September 16th and Saturday, September 17th
Hyatt Regency, Chicago

ARMA and AIIM present Electronic Records Management: Issues and Solutions Hummingbird is the sole educational sponsor of this pre-conference session delivered jointly by ARMA and AIIM, the ECM association. Hummingbird will be presenting a case study as part of the session entitled: "Managing Multiple Messaging Formats" on Saturday, September 17th, at Noon.

On the Exhibit Floor
Members of the Hummingbird product marketing team will present the following sessions in the Navy Pier Festival Hall A & B:

Monday, September 19th - 11:00 a.m. - 11:50 a.m. CDT
Panel Discussion: Enterprise Content Management Industry Leaders Compare Their Products Hummingbird is participating on a vendor panel discussion with various ECM vendors. It will be moderated by John McArthur, group vice president and general manager, information infrastructure and enabling technologies at IDC. The panel discussion will be an interactive discussion with the moderator and between panelists. Each company will address the similarities and differences of their ECM products in comparison to the other panelists.

12:00 p.m. - 12:50 p.m. CDT
E-mail Management:  Productivity Killer or Records Nightmare?
E-mail is the nervous system of today's business organization, serving as the corporate town crier, policy enforcer, customer correspondence system, and spam bailiwick. Knowledge professionals work today with the Inbox as their task list, and the overwhelming volume of messages drains productivity and floods users with potential business records. Today's requirements for e-mail management focus on enabling users to reclaim personal productivity while simplifying the appropriate capture of messages as business records.

Regular Conference Sessions

Tuesday, September 20th - 3:15 p.m. - 4:30 p.m. CDT
Implementing EDMS:  More than Just Software
Implementing electronic document/records management and imaging is much more than choosing software and expecting the technology to change organizational culture. People and processes and how they support business functions and goals also need to be considered. This session features Hummingbird customer, Lynette Downing, a Certified Records Manager (CRM) from HLB Tautges Redpath Ltd., a Certified Public Accountant (CPA) and consulting firm, who will discuss the organization's step-by-step approach to implementing EDMS, and how it managed the change from paper to electronic as the official record format.

Wednesday, September 21st - 10:00 a.m. - 11:15 a.m. CDT
RM in Europe
This session is an overview of Records and Information Management (RIM) as a discipline in Europe. Attendees will learn the range of EU standards, both national and regional, particularly those with certification schemes. From this basis, the session will then focus on current emerging trends in Europe, especially regional standards and organizations. The impact of European enlargements, as well as any impacts in the Middle East and Africa, will also be discussed.

For more information about ARMA International's 50th Annual Conference and Expo, please visit: http://www.arma.org/conference/index.cfm

About ARMA International
ARMA International is a not-for-profit association and the leading authority on managing records and information, both paper and electronic. Established in 1956, ARMA's 10,000-plus members include records managers, archivists, corporate librarians, imaging specialists, legal professionals, IT managers, consultants, and educators, from a wide variety of industries, including government, legal, healthcare, financial services, and petroleum in the United States, Canada, and around world. ARMA publishes the award-winning The Information Management Journal, the only professional journal specifically for professionals who manage records and information. The association also develops and publishes standards approved by ANSI and guidelines related to records management. ARMA was a key contributor to the international records management standard, ISO-15489. For more information visit: www.arma.org

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 4

[HUMMINGBIRD GRAPHIC OMITTED]

    United States Missile Defense Agency Deploys Hummingbird Enterprise(TM)
           For Its Electronic Document and Records Management System

             Agency creates a secure, standards-compliant platform to manage and protect document-based knowledge assets and streamline business processes

Toronto - September 14, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that the United States Missile Defense Agency (MDA) is successfully deploying Hummingbird Enterprise(TM) for its electronic document and records management system (EDRMS). The fully integrated document and records management and e-mail management solution provides the MDA users with a flexible and secure environment, within the familiar Outlook application, to safely capture, share and manage all their electronic data, forms and e-mails, enhancing operational efficiencies across the Agency.

Charged with developing an integrated ballistic missile defense system, the MDA conducted an extensive evaluation process of the top document and records management vendors in the industry. After narrowing the field and conducting pilot evaluations, the Agency identified Hummingbird Enterprise as the most reliable and secure electronic document and records management solution, at the lowest total cost of ownership.

The MDA has implemented a highly secure, centralized environment to manage and protect the complete lifecycle of all document-based information such as staff briefings and defense contract information. The system integrates seamlessly with the MDA's legacy portal solution. Users are able to profile and store e-mails in the EDRMS repository, including attached documents incorporated within e-mails. With Hummingbird Imaging(TM), the MDA can convert paper-based records into electronic data, enabling users to expedite their search for content, simplifying records administration and reducing storage requirements.

Hummingbird is a subcontractor to SRA International, Inc. (NYSE: SRX), a leading provider of information technology services and solutions to U.S. federal government organizations. In March 2005, SRA announced the award of a competitive task order by the U.S. General Services Administration's (GSA's) Federal Systems Integration and Management Center (FEDSIM) under the Millennia contract. SRA is providing a broad range of IT services to support an enterprise information management system for MDA. SRA, as the prime contractor, is working with Hummingbird and MDA to manage the ongoing planning, systems integration, and project management of the Hummingbird system for the Agency.

The Hummingbird suite of technologies has been customized to integrate with the MDA's existing applications and the tight integration with familiar desktop interfaces including Windows Desktop, Windows Explorer and Microsoft Outlook simplify user training and increase productivity by adding intuitive content access and management features. The Agency can more efficiently manage their internal document-centric business procedures, using Hummingbird Enterprise(TM), with its powerful features that enable users to create and review documents and records more efficiently.

"We are extremely pleased that the U. S. Missile Defense Agency chose Hummingbird Enterprise to administer their electronic document and records management system," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Hummingbird's industry leading suite of enterprise content lifecycle management solutions provide the MDA with a standards-compliant records management system that can be easily integrated with their other enterprise applications to facilitate fast deployment and reduced administration costs and enable improved knowledge sharing across the Agency."

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                          Michele Stevenson
Director, Investor Relations         Senior Manager, Corporate Communications
Hummingbird Ltd.                     Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359          Tel: (416) 496-2200 ext. 2623
dan.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                     Document 5

[HUMMINGBIRD GRAPHIC OMITTED]

        Hummingbird Enterprise(TM) Sets the Standard for Compliance and
                       Records Management Functionality

     Feature rich, standards-compliant records management solution enables customers to implement a rigorous policy-driven framework for content integrity, traceability and auditability to meet complex regulatory provisions and ensure risk mitigation

Toronto, Ontario and ARMA '05, Chicago, Illinois - September 19, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Hummingbird Enterprise(TM) records and content management solutions have been adopted worldwide to address standards-based compliance requirements. The innovative compliance and records management solution helps customers protect, organize, and manage the entire lifecycle of critical business content.

The rise in the regulatory pressures facing businesses today creates risk for any organization that does not manage business-critical information correctly. Hummingbird Enterprise offers a single repository that manages all in-process content and final records in both physical and electronic formats. Customers can classify not only traditional content as records, but also e-mail, instant messaging conversations, and rich media. This significantly reduces risk exposure for organizations, averting the consequences of failure to comply with established retention policies, and reduces the costs associated with a discovery order.

"Increasing concerns for accountability and transparency are driving information management practices as organizations struggle to meet governance requirements to make business content traceable, secure and auditable," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Hummingbird Enterprise empowers organizations to mitigate risk by providing a policy-driven compliance platform for the management of physical and electronic knowledge assets. Customers are able to reduce risks, lower storage costs and optimize organizational performance, while improving access to information."

Hummingbird's Proactive Compliance(TM) framework meets the rigorous legislative and regulatory requirements across market sectors while mitigating risk. With Hummingbird Enterprise, customers can apply long term access, audit and retention control of all content enabling compliancy requirements with regulatory and privacy mandates including Sarbanes-Oxley, SEC 17a, NASD 3010, HIPAA, PIPEDA, ISO 15489, USA Patriot Act, EU Privacy Laws, U.S. Safe Harbor, and FDA 21CFR11.

Hummingbird provides government departments with a leading-edge enterprise content management solution that is built on a secure, feature-rich, standards-compliant records management foundation. Hummingbird Enterprise provides an enhanced hierarchical security model and enhanced security of metadata with DoD 5015.2 certification including the rigorous Chapter 4 requirements. In addition, Hummingbird's products have been certified on the UK TNA 2002 - The National Archives specification. Hummingbird Enterprise(TM) for Legal, Hummingbird's proactive compliance framework for practice management, which includes records management, conflicts management, new business intake and critical dates management solutions, has proven to be the leading records management solution in the legal community as more and more law firms take steps to enhance their compliance infrastructure.

Non-intrusive Records Management
Hummingbird Enterprise makes records management as invisible as possible to the end-user by enabling companies to automate the process that determines whether a document is designated as being "record worthy." Business rules on how documents and records are stored, preserved and disposed of are best managed using corporately-agreed upon processes. In order to comply with the proliferating corporate compliance and governance regulations, organizations must be able to defend and assure processes were followed related to all corporate content assets, including e-mail, instant messaging conversations, documents, records, reports, and structured data. Hummingbird Enterprise audits each step, including who or which system performed it and when.

According to a recent research report from Gartner Inc.(1), "Most organizations already have a program for paper records, or programs for individual departments or business units, but extending a records management initiative companywide poses new challenges. Programs must encompass all kinds of record types: paper, electronic documents, e-mail and instant messages. You must also apply records management policies consistently across all departments and units."

Hummingbird will be demonstrating its innovative compliance and records management solutions at booth #1415 at ARMA `05, ARMA International's 50th Annual Conference being held in Chicago, Illinois from September 18 - 21 at the Navy Pier. For more information, please visit:
http://www.arma.org/conference/index.cfm

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207                       Fax: 416-496-2207
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com



---------------

(1) Gartner research note of September 2, 2005 entitled: "Take Seven Steps to Implement Enterprisewide Records Management," written by Research Vice Presidents Kenneth Chin and Debra Logan.

                                                                     Document 6

[HUMMINGBIRD GRAPHIC OMITTED]

       Sedgwick, Detert, Moran & Arnold LLP Building Proactive Compliance Framework with Hummingbird's LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support simplifies access to knowledge assets and delivers a practical, proactive compliance framework to integrate and automate critical firm processes

Toronto - September 20, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Sedgwick, Detert, Moran & Arnold LLP, recognized as one of America's pre-eminent litigation and trial law firms, is implementing LegalKEY(R) Practice Support Solutions for records management, conflicts management and new business intake. This program will provide Sedgwick's attorneys and legal staff with a proactive compliance framework for practice management. Fee earners have simplified insight into work product, conflicts, records, e-mail, docketing, and know-how systems all accessible via a wide range of client applications such as Microsoft Outlook, Windows(R) Explorer and the Web browser.

Over the firm's 70-year history, Sedgwick has grown into a leading international trial and litigation firm with more than 350 attorneys based in offices throughout the United States and Europe. The firm offers clients an array of legal services in a broad range of practice areas. LegalKEY Practice Support solutions, an integral part of Hummingbird Enterprise(TM) for Legal, enables the firm to be more effective, efficient and compliant, offering staff intuitive applications that are not only easy to use but are seamlessly integrated with its productivity and business software.

"More so than any other vendor, Hummingbird demonstrates an undisputed and proven willingness to listen to its clients, and its software always incorporates feedback received from the user community. No other product comes close to the stability and level of functionality for managing practice processes than the LegalKEY records management, conflicts management and new business intake systems," said Steven Burchell, Director of Client Information, Sedgwick, Detert, Moran & Arnold. "In addition, the level of support, understanding and commitment that our firm has received from the LegalKEY team is the best I have ever experienced."

LegalKEY Records Management(TM) delivers unrivalled value to legal customers looking to manage both physical and electronic records from a single system. With LegalKEY, attorneys at Sedgwick can capture work in progress, e-mail communications, and records via drag-and-drop into matter folders and the system automatically applies the appropriate records retention policies. This empowers records administration staff to efficiently manage the lifecycle process for matter records, regardless of source of origin or media type.

LegalKEY New Business Intake(TM) and LegalKEY Conflicts Management(TM) enable the firm to strike the perfect balance between the need to take on new business as quickly as possible and the mandate to mitigate the firm's risk.

Seamlessly integrated with Sedgwick's document management solution, LegalKEY Conflicts Management will make newly created matter details immediately available within the system, allowing new matter documents to be correctly profiled. Integration with the firm's time and billing system facilitates replication of all new and updated information to the conflicts management system on a predetermined schedule or in real-time. New matter numbers, client names, attorney names, addresses and other information are automatically captured ensuring the most up to date information for conducting conflicts searches and accelerating the new business intake process.

"Seamless integration with our document management and time and billing systems, as well as Microsoft Outlook, was a key selling point for us," added Burchell. "With the LegalKEY Practice Support solutions, our lawyers and legal staff are better equipped to serve our clients and can more effectively manage firm content. The system helps us meet our information management and compliance requirements."

"LegalKEY Practice Support solutions enable lawyers and legal staff at Sedgwick, Detert, Moran & Arnold to more effectively manage and track both electronic and hard copy records, execute quick and thorough conflicts searches, and automate the client intake process for faster approvals and increased protection, while addressing compliance and risk issues," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "Tailored to the way lawyers work, LegalKEY improves firm productivity while delivering maximum value at the lowest cost of ownership."


About Sedgwick, Detert, Moran & Arnold LLP
The international litigation and trial law firm of Sedgwick, Detert, Moran & Arnold LLP provides its clients vigorous defense strategies and long-term litigation avoidance counseling. With over 350 attorneys in offices in Chicago, Dallas, London, Los Angeles, New York, Newark, Orange County (California), Paris, San Francisco and Zurich, Sedgwick's collective experience spans the globe and virtually every industry. For more information about Sedgwick, its attorneys, and its services, visit the firm's Web site at www.sdma.com.


About LegalKEY(R) Practice Support Solutions
LegalKEY Practice Support Solutions, integral components of Hummingbird Enterprise(TM) for Legal, were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                         Michele Stevenson
Director, Investor Relations        Senior Manager, Corporate Communications
Hummingbird Ltd.                    Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359         Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com         michele.stevenson@hummingbird.com

                                                                     Document 7

[HUMMINGBIRD GRAPHIC OMITTED]

           San Luis Obispo County Selects Hummingbird Enterprise(TM) for its Integrated Document and Records Management System

Capturing and protecting electronic documents and records will improve inter-department access to documents and help ensure compliance with retention rules and public disclosure regulations

Toronto - September 21, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that the County of San Luis Obispo has selected Hummingbird Enterprise(TM) for its integrated document and records management system. Hummingbird's tightly integrated standards-compliant technologies will provide the County with a common solution that will allow inter-department access to documents and records. The County will be able to efficiently capture, manage and distribute electronic documents and records to increase its responsiveness for public document requests, meet regulatory requirements and improve business processes.

San Luis Obispo County identified Hummingbird Enterprise as the best solution to meet its information management requirements after conducting a thorough investigation of the leading document and records management solutions in the market. Key reasons for the County's decision to go with Hummingbird Enterprise were the seamless integration the solution offered with the County's existing information technology environment and the intuitiveness of the Hummingbird Enterprise user and administrative interfaces.

"We evaluated a number of vendors in terms of public sector experience, suitability of the solution for the County, total cost of ownership for the implementation, and the scope of services the vendor would provide the County including project management, implementation and training," said Janette D. Pell, Chief Information Officer, County of San Luis Obispo. "We were impressed with Hummingbird's approach to selling the solution, their understanding of the public sector requirements, and attention to solving our business issues including the intricate Workflow and SAP integrations, and integration with Lotus Notes."

The County is going live with the first phase of the project this month initially installing the document management solution in eight departments including Administration, Assessor, Auditor, Clerk-Recorder, County Counsel, Personnel, Treasurer/Tax Collector and the IT department who will be administering the system. The County intends to expand the Hummingbird Enterprise solution to its remaining departments over the next three years.

As a result of the Hummingbird Enterprise deployment, the County will be able to reduce the amount of storage space required for storing hard copy documents and is expecting to see an increase in productivity as the new system introduces electronic management of documents including document creation, modification, review cycles, and version management. The solution will allow for secure, simultaneous access to documents by multiple users across multiple departments. The system's comprehensive security model will ensure document access according to specific permissions granted.

"We expect that electronic storage of documents will enable simplified tracking of documents from one user to another and hard copies will be reduced throughout the departments that are deploying Hummingbird Enterprise," added Pell.

Hummingbird Enterprise will enable the various departments across San Luis Obispo County to efficiently share, access and securely store information including property deeds and records; tract and parcel maps; survey records; development plans; budget documents; HR forms; invoices and claims; and agenda items and resolutions. Hummingbird Enterprise Workflow will be used by the County for selected business processes within the departments to facilitate sharing, reviewing and approving of work objects between users and departments.

In addition, with Hummingbird Enterprise, the County will be able to comply with the government guidelines by applying the appropriate retention and disposition of electronic records through the records retention schedule.

"We are very pleased the County of San Luis Obispo has selected Hummingbird Enterprise for its electronic document and records management system," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "With Hummingbird Enterprise the County will be able to better manage, store and retrieve documents, reduce storage costs, and protect content assets against risks such as litigation or disaster while enabling the County to meet complex regulatory requirements."

About the County of San Luis Obispo
San Luis Obispo County is located midway between San Francisco and LA on the California Central Coast. About 250,000 people call San Luis Obispo County home. Over a dozen delightful towns and cities, including the city of San Luis Obispo, plus Arroyo Grande, Atascadero, Avila Beach, Cambria, Cayucos, Grover Beach, Los Osos - Baywood Park, Morro Bay, Nipomo, Paso Robles, Pismo Beach, San Miguel, San Simeon near Hearst Castle, Templeton and others create a single extended community.

Spread across the beaches, mountains, and valleys of this special part of the California Central Coast, these distinctive cities and the unincorporated areas between them provide an incredible variety of recreational and cultural opportunities. All of these places can be reached by an easy 30 minute drive or less from the city of San Luis Obispo, through some of the most beautiful country you will ever see. The strong local economy is dominated by Cal Poly San Luis Obispo with its 18,000 students, viticulture and agriculture, fishing, tourism and a growing sector of information and technology businesses.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Hummingbird Ltd.
                                        ---------------------------------------
                                                      (Registrant)


Date:   October 3, 2005                 By:  /s/ Inder Duggal
        -------------------------            ----------------------------------
                                                             (Signature)
                                             Inder P.S. Duggal
                                             Chief Financial Officer and
                                             Chief Controller